Exhibit 99.1

                           ZARLINK SEMICONDUCTOR INC.

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT

1.    Name and address of Company

Zarlink Semiconductor Inc.
400 March Road
Ottawa, Ontario
K2K 3H4

2.    Date of Material Change

June 25, 2007

3.    News Release

A  press  release   reporting   the  material   change  was  issued  by  Zarlink
Semiconductor Inc. ("Zarlink") in Ottawa on June 25, 2007, a copy of which is attached.

4.    Summary of Material Change

On June 25, 2007, Zarlink announced it had entered into an agreement to acquire privately held Legerity Holdings, Inc., ("LHI") a leading developer and supplier of voice ICs (integrated circuits) for carrier, enterprise and residential gateway equipment for US$134.5 million in cash, subject to working capital adjustments.

5.    Full Description of Material Change

Overview

Under the terms of an agreement and plan of merger dated June 25, 2007 ("Acquisition Agreement"), Zarlink has agreed to acquire LHI by means of a cash merger of a subsidiary of Zarlink with and into LHI ("Acquisition"). A summary of the principal terms of the Acquisition Agreement is set out below. The Acquisition Agreement in its entirety has been filed on SEDAR.

Zarlink intends to fund the Acquisition through a combination of its cash resources and, as required, draw down on a bridge facility of up to US$50 million. Zarlink has secured a commitment letter for the financing for the transaction through a syndicate of lenders led by Canadian Imperial Bank of Commerce and including National Bank of Canada, Royal Bank of Canada and Bank of Nova Scotia.

The commitment letter permits the reduction or elimination of the bridge facility by the issuance of debt or equity securities. The bridge facility will be cancelled to the extent not drawn down at the closing of the Acquisition. The Acquisition is expected to close in late July, subject to closing conditions, including expiration or termination of the waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act").
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                                     - 2 -


Acquisition Rationale

The end market for Zarlink communications devices is undergoing significant change. Service provider consolidation is changing the landscape in developed countries and developing countries have substantial new network deployments underway. In addition, the transport technology of choice for voice data and video is moving from circuit switched networks to dynamically routed internet protocol networks. Customers are seeking to do business with fewer, more significant suppliers with the scale and reach to meet their global needs. Legerity IC products may be used in conjunction with certain Zarlink IC products in the communications market place. Management believes that the acquisition of Legerity will deepen Zarlink's relationship with its existing customers as well as broaden its customer base. Management further believes that the resulting economies of scale and stronger world wide support network will allow Zarlink to better serve the needs of the consolidating customer base.

Management believes that the acquisition of Legerity positions Zarlink as a market leader in a critical area of next generation network deployments. Voice services are a vital component of carrier service bundles. Traditional telecommunications providers (telcos) and new entrants in the cable space are building multi-service access networks to offer customers voice, video and data services commonly called the "triple-play" service bundle. Multi-service network deployments are driving what amounts to a complete rebuild of the installed single service voice network. As this happens, centralized voice circuits are being replaced by voice circuits deployed closer to the subscriber. In many cases, one central voice port is being replaced by two or more voice ports at the edge of the network. Legerity's products are deployed in access networks of both telco and cable operators. Management believes that next generation deployment of voice is a growing trend and one that will last for several years.

The acquisition of Legerity gives Zarlink greater critical mass, with combined pro forma revenues of US$256 million for the year ended March 30, 2007. The companies serve similar customer bases and have similar manufacturing strategies. Legerity IC products may be used in conjunction with certain Zarlink IC products in the commercial market place. Management believes that the combined revenue base, increased purchasing power and combined operations should result in increased economies of scale and drive increased profitability. The combined businesses of Zarlink and Legerity will have a broader offering with which to engage customers.

The Acquired Business

Legerity is a semiconductor company specializing in the design, marketing and sales of analog, mixed-signal products. Legerity does not have any manufacturing facilities. Legerity is a leader in the market in enabling the provision of voice telephony in next-generation Voice over Internet Protocol (VoIP) networks. Systems that use Legerity's voice circuits include carrier Access Infrastructure, Enterprise Systems, and the consumer Residential Gateway or Customer Premise Equipment (CPE).

Legerity offers a broad portfolio of products that incorporate its extensive expertise in analog, mixed-signal design and DSP algorithms, as well as proprietary high-voltage integrated circuit technologies. Legerity's solutions include semiconductor ICs, software, development tools, and in-depth system design support.

Legerity's sales channels service over 200 customers worldwide, including many leading OEMs and ODMs. In addition, in order to reach a broader market, Legerity participates in platform reference designs developed in conjunction with other leading communications IC providers.
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                                     - 3 -


Legerity was originally formed as the Communications Products Division of Advanced Micro Devices, which was purchased in August 2000 by private equity firm Francisco Partners. In November 2002, Legerity acquired the Voice Interface Systems division of Agere, Inc.

Legerity has over 200 employees, and is headquartered in Austin, Texas, with six other design/operations centers and 16 sales locations worldwide.

Legerity conducts the majority of its research and development at its facilities in Austin, as well as in Reading, Pennsylvania.

Legerity outsources to third parties all of its integrated circuit fabrication, assembly and test. Legerity retains ownership of its proprietary high voltage manufacturing processes which are used by its fabrication partners in production.

Acquisition Agreement

The Acquisition Agreement was entered into by Zarlink and its newly-formed wholly-owned subsidiary, ZLE Inc. ("Merger Sub"), LHI and Navigant Capital
Advisors, LLC, as representative of LHI's stockholders (in such capacity, "CSR"), and provides for the indirect acquisition by Zarlink of LHI and its operating subsidiary, Legerity, Inc. ("Legerity") through the merger ("Merger") of Merger Sub with and into LHI (which will be renamed Zarlink Semiconductor LE Inc.) as the surviving corporation of the Merger (the "Surviving Corporation"). The aggregate consideration payable by Zarlink under the Acquisition Agreement is $133 million in cash, subject to certain adjustments for working capital, plus reimbursement of certain transaction expenses up to a maximum of $1.5 million ("Purchase Price").

LHI is a holding company headquartered in Austin, Texas which, through Legerity, Inc. and its other subsidiaries, operates as a semiconductor company specializing in the design, marketing and sales of analog mixed signal products. Legerity does not have any manufacturing facilities.

The closing of the Acquisition is subject to closing conditions, including, among others, the expiration or early termination of the waiting period required under the HSR Act and the completion of the Saxon Divestiture (as defined below), provided that if the Saxon Divestiture is not completed by July 20, 2007 it shall no longer be a closing condition for LHI. The closing of the Acquisition is to occur on the later of (i) July 20, 2007 and (ii) the third business day after satisfaction or waiver of closing conditions, provided that Zarlink may extend the closing date to a date not later than August 17, 2007 if and only if advised by its financial advisors or investment syndicate that such additional time is required to complete the financing(s) for the Acquisition. Among other termination rights under the Acquisition Agreement, LHI or Zarlink may elect to terminate the Acquisition Agreement if the Merger is not consummated by August 24, 2007 ("Outside Date").

Representations and Warranties, Indemnities

Under the Acquisition Agreement, Legerity and Zarlink have made a number of customary representations and warranties, and Legerity's stockholders (severally and not jointly) and Zarlink have agreed to customary indemnity obligations, including an indemnification for any matters arising out of or relating to the Saxon Divestiture, subject to a threshold of $250,000 and a cap of US$6 million on the amount that may be claimed from the Legerity stockholders, with certain exceptions which would permit recovery of an amount up to each Legerity stockholder's pro rata portion of the Purchase Price. On the closing of the Acquisition, US$8 million of the Purchase
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                                     - 4 -


Price will be deposited in escrow, as follows: (i) US$2 million will be held for a period of not more than 30 days (or such longer period of time as may be required to resolve any dispute under the Acquisition Agreement regarding the calculation of the Working Capital or Working Capital Deficit) to provide for any working capital adjustment in favor of Zarlink and (ii) $6 million will be held for a period of 12 months to secure the indemnification obligations of Legerity's stockholders.

Covenants

Legerity and Zarlink have made customary covenants relating to the closing of the Acquisition and related matters. In particular, Legerity has agreed that, from the date of the Acquisition Agreement until the earlier of the filing of a Certificate of Merger with the Secretary of State of Delaware ("Effective
Time"), 60 days following the date of the Acquisition Agreement or the termination of the Acquisition Agreement, it will not solicit, initiate, induce, participate in, encourage, furnish non-public information with respect to, or facilitate any competing proposals.

Saxon Divestiture

The Merger Agreement also includes a covenant by LHI that before the closing of the Acquisition, Legerity will dispose of (i) 100% of the equity of Saxon IP Assets, LLC, a subsidiary of LHI ("Saxon") or (ii) all of the assets of Saxon, or, alternatively, at the sole discretion of LHI, the equity interests of Saxon may be distributed to the stockholders of LHI by means of a dividend (i.e., a "spin-off"), which spin-off the Company shall be required to effect if the sale of Saxon or its assets shall not have occurred prior to closing of the Acquistion (the "Saxon Divestiture"). In connection with the Saxon Divestiture, Zarlink and its affiliates (and any future transferees of Zarlink or its business) will have a royalty-free, non-exclusive license to use the Saxon IP (as defined) and will be granted a covenant not to sue with respect to the Saxon IP and a release from any and all liabilities relating to Saxon (except to the limited extent of escrows established as provided below). Zarlink will have the right to approve all agreements and documents to be entered into or executed by Saxon, the Company or any Subsidiary of the Company in connection with the Saxon Divestiture (collectively, the "Saxon Divestiture Agreements"). If the Saxon
Divestiture Agreements impose or could be expected to impose any liability on Zarlink or Legerity after the Acquisition, then a portion of the proceeds of the Saxon Divestiture equal to the amount of any overall cap on such obligations or, if there is no such cap, a mutually agreed amount shall be deposited into escrow, in each case for a period of time equal to the post-closing period during which any such obligations survive under the terms of the applicable Saxon Divestiture Agreements. The Saxon Divestiture Agreements must also provide that Saxon (or Legerity, as the case may be), will have the right to terminate the Saxon Divestiture Agreements if for any reason the closing under those agreements shall not have occurred on or before July 20, 2007.

Closing Conditions

The Acquisition Agreement provides that the respective obligations of each of Zarlink and Legerity to effect the Merger is subject to the fulfillment of a number of conditions, each of which may be waived by such party, including customary conditions and the following: (i) the applicable waiting period under the HSR Act (and any other applicable waiting period) shall have expired or early termination thereof shall have been granted, (ii) the Saxon Divestiture shall have been completed, provided that if the Saxon Divestiture is not completed by July 20, 2007 it shall no longer be a closing condition for LHI, and (iii) the written consent of holders of a majority of Legerity common stock will have been obtained. In addition, it is a condition to Zarlink's obligation to close the Acquisition that certain specified senior executives and employees of Legerity enter into employment letter agreements with or, subject to certain conditions, agree to continue in the employ of the Surviving Corporation.

Bridge Financing

The Credit Agreement pursuant to which the bridge facility will be extended ("Credit Agreement") will contain certain prepayment options in favour of Zarlink and certain prepayment obligations upon the occurrence of certain events. In particular, the net proceeds of any equity or debt offering or sale of any assets outside the ordinary course by Zarlink will be required to be used to prepay the bridge facility and any prepayment under the bridge facility may not be re-borrowed. Zarlink may prepay any balance outstanding under the bridge facility without penalty, subject to any breakage costs being for the account of Zarlink.

The Credit Agreement will contain customary representations and warranties and affirmative and negative covenants of Zarlink. As part of these covenants, Zarlink will be required to maintain a consolidated debt to EBITDA (earnings before interest, taxes, depreciation and amortization) ratio of not more than 3:1 for the first two quarters of fiscal 2008 and 2.5:1 for every quarter thereafter. The Credit Agreement will contain customary events of default.

Customary fees are payable by Zarlink in respect of the bridge facility and amounts outstanding under the bridge facility will bear interest at market rates.

6.    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.    Omitted Information

None.

8.    Executive Officer

For further information, please contact Don McIntyre, Senior Vice-President Human Resources, General Counsel and Corporate Secretary (613) 592-0200.

9.    Date of report

June 25, 2007

[LOGO] ZARLINK
       SEMICONDUCTOR                                                NEWS RELEASE

Zarlink Signs Agreement to Acquire Legerity

o Creates combined semiconductor company with revenue in excess of US$250 million, targeting the growing voice-over-packet communication market

OTTAWA, CANADA, June 25, 2007 - Zarlink Semiconductor Inc. (NYSE/TSX:ZL) today announced it has entered into an agreement to acquire privately held Legerity Holdings, Inc., a leading developer and supplier of voice ICs (integrated circuits) for carrier, enterprise and residential gateway equipment.

      Under the terms of the agreement, Zarlink will acquire Legerity for US$134.5 million in cash, subject to working capital adjustments. Zarlink intends to fund this acquisition through a combination of its cash resources and, as required, draw down on a bridge facility of up to US$50 million. Zarlink has secured a commitment letter for the financing for the transaction through a syndicate of lenders led by CIBC and including National Bank, RBC and Scotiabank. CIBC World Markets acted as an exclusive financial advisor to Zarlink on the transaction.

      The commitment letter permits the reduction or elimination of the bridge facility by the issuance of debt or equity securities. The bridge facility will be cancelled to the extent not drawn down at the closing of the acquisition. The transaction is expected to close in late July, subject to closing conditions, including expiration or termination of the waiting period under the U.S. Hart-Scott-Rodino Antitrust Act.

      "This acquisition will accelerate and expand Zarlink's plans for the voice-over-packet market," said Kirk K. Mandy, President and CEO, Zarlink Semiconductor. "Both companies are designing complementary technologies that enable high-quality voice services. We share a very similar customer base but are not direct competitors. As a result, we expect there to be substantial cross-selling opportunities across a larger customer base and plan to deliver more integrated, higher-value solutions for the rapidly growing voice-over-Internet and voice-over-cable markets."

      "Combining Zarlink and Legerity creates a well positioned semiconductor company with the scale necessary to compete effectively in a consolidating and growing network communications industry," said Hank Perret, President and CEO, Legerity.

"Legerity brings to Zarlink field-proven technologies, engineering knowledge and established customer relationships to help build a fast-growing, profitable company."

      "I would like to welcome the Legerity employees and management team to Zarlink," said Dr. Henry Simon, Chairman of the Board of Zarlink Semiconductor. "There is no question that their technical expertise and market knowledge will be of great benefit to the combination of Zarlink and Legerity in building a strong and growing network communications portfolio."

      Legerity, headquartered in Austin Texas with 216 employees globally, is a leading supplier of analog voice technologies for carrier, enterprise and residential gateway equipment. With over 750 million chipsets deployed, Legerity utilizes proprietary processes to offer industry-leading performance and IC integration. Through comprehensive reference designs and focused customer support, the company provides quick time-to-market solutions while minimizing the customers' cost of development.

      Legerity's growth is fueled by service providers, including telephone and cable system operators, who are bundling triple-play telephone, television and Internet services for enterprise and residential customers. With the continued evolution to next-generation packet networks and the global availability of broadband connectivity, equipment manufacturers have designed Legerity's products into fiber-based access equipment as well as cable and DSL (digital subscriber line) residential gateways.

      Zarlink's broad portfolio of network synchronization, voice enhancement and telecom-related products will be combined with Legerity's products and technologies to create a powerful platform for the growing deployment of next-generation networks. Legerity President and CEO Hank Perret will lead the creation of a combined network communications product portfolio. Mr. Perret will report to Zarlink President and CEO Kirk Mandy. A number of Legerity's executives will be joining Zarlink's management team.

      Zarlink's focus on growth opportunities in optoelectronics, ultra low-power medical telemetry and analog foundry remains unchanged by this acquisition.

Financial Highlights

      Over the past three years Legerity has grown revenue from US$88 million in calendar year 2004 to US$113 million in calendar year 2006. For the calendar year 2006, income from operations was US$5.1 million and net income was US$4.1 million.

      Beginning in the current fiscal year, this transaction is expected to be accretive and provide annualized synergies in excess of US$7 million.

Analyst Conference Call

      An open conference call for analysts will be held today beginning at 5:00 p.m. EDT. Investors, media and other parties are listen-only. Please dial 416-644-3415 or 1-800-733-7560. The replay number is 416-640-1917 (passcode
21237870#) or 1-877-289-8525 (passcode 21237870#). The replay is available until midnight, Monday, July 9, 2007. A live audio webcast will be available through www.newswire.ca (Canada NewsWire) or from the Company's website at www.zarlink.com.

About Zarlink Semiconductor

      For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

About Legerity Holdings, Inc.

      Legerity is a trusted name in voice integrated circuits (ICs) for high-voltage, analog/mixed signal semiconductor and software technologies. Legerity has years of demonstrated expertise in multiple voice technologies, world-class factory and field engineering support with a "high touch" customer philosophy, and consistent, reliable, high volume supply of premium quality IC components. Headquartered in Austin, Texas, Legerity supports the needs of a global customer base through proprietary semiconductor technologies, superior manufacturing processes, and more than 500 U.S. and international patents. Visit Legerity on the Web at www.legerity.com.
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Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to successfully integrate Legerity and any businesses acquired in the future; our reliance on key personnel; any potential undisclosed liabilities associated with the Legerity acquisition; the potential adverse effect on critical reference design partners who may object to the Legerity acquisition; our ability to continue to operate profitably and generate positive cash flows in the future; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

                                     - 30 -

Zarlink  and  the  Zarlink   Semiconductor   logo  are   trademarks  of  Zarlink
Semiconductor Inc.

For further information:

Ed Goffin                                     Mike McGinn
Media Relations                               Investor Relations
613 270-7112                                  613 270-7210
edward.goffin@zarlink.com                     mike.mcginn@zarlink.com